

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 13, 2017

Via E-Mail
George Gaukler
President
Dakota Real Estate Investment Trust
3003 32nd Avenue South, Suite 250
Fargo, North Dakota 58103

> **Re:** **Dakota Real Estate Investment Trust**
> **Offering Statement on Form 1-A**
> **Filed March 21, 2017**
> **File No. 024-10688**

Dear Mr. Gaukler:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to update your financial statements. Refer to Part F/S of Form 1-A. Please also update the disclosure you have provided in your Management's Discussion and Analysis of Financial Condition and Results of Operations section to discuss the corresponding time periods. Refer to Item 9 of Part II of Form 1-A.

Signatures

2. Please revise your signature page to include the signature of your principal financial officer. To the extent an already signing individual will sign in the capacity of principal financial officer, please add principal financial officer to the list of capacities in which the person is signing. Refer to Rule 252 of Regulation A and Instruction 1 to Signatures on Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Randy J. Sparling
        Felhaber Larson
        Via E-mail